

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp
477 Madison Avenue
New York, NY 10022

> **Re: Concord Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted September 22, 2020**
> **CIK No. 0001824301**

Dear Mr. Tuder:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted September 22, 2020

General

1. We note your disclosure that Cowen Investments is an affiliate of Cowen and Company, LLC, an underwriter in the offering. Please tell us whether Cowen plans to make a market in the securities. If so, amend the registration statement to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, the prospectus cover page and the underwriting section.

Risk Factors
Our amended and restated certificate of incorporation . . . , page 63

2.   We note your disclosure here and on page 145 that your exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, for which the federal district courts of the United States of America shall be the sole and exclusive forum. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify.

    You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if you have questions regarding financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon